UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. [ 1 ])*

INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

46132R104
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,179,083
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,179,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,179,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.69%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1The percentages used herein are calculated based upon 74,094,284 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,179,083
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,179,083

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,179,083

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.69%1

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 74,094,284 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 4 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on 2/8/19, with respect to the common shares of Invesco Dynamic Credit Opportunities Fund. This Amendment No. 1 amends Items 3, 4, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in the funds and accounts managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $76,827,982 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

On April 17, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to nominate the following four persons—Thomas H. McGlade, Frederic Gabriel, David Basile and Jassen Trenkow—for election to the board of directors of the Issuer (the “Board”) at the 2019 annual meeting of shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 74,094,284 shares of common stock outstanding as of 08/31/2018, as disclosed in the company's N-CSRS filed 11/8/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Schedule 13D by Saba Capital on behalf of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 5 of 7 Pages

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: April 17, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 46132R104	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D filing on 2/8/2019. All transactions were effectuated in the open market through a broker

Date	Side	Shares	Price
04/16/19	Buy	203,542	11.15
04/15/19	Buy	4,095	11.13
04/12/19	Buy	18,982	11.17
04/11/19	Buy	60,721	11.13
04/10/19	Buy	6,483	11.15
04/08/19	Buy	1,762	11.06
04/05/19	Buy	74,217	11.08
04/04/19	Buy	16,044	11.02
04/02/19	Buy	46,720	11.02
04/01/19	Buy	3,790	10.90
03/29/19	Buy	23,840	10.85
03/28/19	Buy	62,116	10.93
03/25/19	Buy	27,248	10.97
03/22/19	Buy	28,915	10.99
03/21/19	Buy	69,360	11.02
03/20/19	Buy	134,537	11.18
03/19/19	Buy	10,250	11.15
02/21/19	Buy	70,377	10.91
02/20/19	Buy	33,820	10.85
02/19/19	Buy	37,689	10.83